SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __N/A__ to ______

Commission File Number
1-15274

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eckerd Corporation 401(k) Savings Plan
8333 Bryan Dairy Road
Largo, Florida 33777

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

Form 11-K Annual Report

Effective January 1, 2002 Eckerd Corporation adopted the Eckerd Corporation 401(k) Savings Plan ("Plan") as a defined contribution plan available to all eligible employees of Eckerd Corporation and certain of its subsidiaries. One permissible investment choice for Plan participants is in a J. C. Penney Company, Inc. common stock fund.

As disclosed in J. C. Penney Company, Inc.'s 2001 10-K, effective January 27, 2002, J. C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J. C. Penney Company, Inc. changed its name to J.C. Penney Corporation, Inc. (JCP) and became a wholly-owned subsidiary of a newly formed affiliated holding company (Holding Company). The Holding Company assumed the name J. C. Penney Company, Inc. The Holding Company has no direct subsidiaries other than JCP, nor does it have any independent assets or operations. The Holding Company has no direct subsidiaries other than JCP, nor does it have any independent assets or operations. All outstanding shares of common and preferred stock were automatically converted into the identical number of and type of shares in the Holding Company. Stockholders' ownership interests in the business did not change as a result of the new structure. Shares of J. C. Penney Company, Inc. remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP's outstanding debt securities. The guarantee by the Holding Company of certain of JCP's outstanding debt is full and unconditional. Eckerd Corporation is an indirect subsidiary of JCP.

Subsequent Event

On March 8, 2004, the IRS issued a determination letter for the Plan conditioned upon Eckerd Corporation's adoption of certain amendments to the discrimination testing definitions in the Plan. The amendments were adopted by Eckerd Corporation's board on April 13, 2004.

On April 4, 2004, Holding Company and TDI Consolidated Corporation, the parent of Eckerd Corporation, entered into an agreement (Stock Purchase Agreement) with the Jean Coutu Group (PJC) Inc. (Coutu) to sell certain entities, including the Eckerd Corporation, to Coutu. The closing under the Stock Purchase Agreement is expected to occur before the end of Holding Company's second fiscal quarter. On the date of closing, under the Stock Purchase Agreement, all Holding Company's Preferred Stock held by the Plan will automatically be converted to Holding Company Common Stock as required by the Certificate of Designation for the Preferred Stock.

In addition, the Plan was amended on June 14, 2003 to change the dividend pass-through date to June 25, 2004 and then to provide for dividend reinvestment in the Plan for any dividends received by the Plan after June 26, 2004. After the closing of the transaction referenced in the preceding paragraph, the Plan will no longer hold qualifying employer securities and will thereafter not be subject to the employee stock ownership plan requirements of federal law. The Plan is being amended and restated effective after closing to remove all provisions related to employer qualifying securities.

ECKERD CORPORATION
401(K) SAVINGS PLAN

Financial Statements and Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

ECKERD CORPORATION
401(k) SAVINGS PLAN

TABLE OF CONTENTS

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

Eckerd Corporation
Eckerd Human Resources and Investment Committee and Benefits Administration Committee:

We have audited the accompanying statements of net assets available for benefits of the Eckerd Corporation 401(k) Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits from the Eckerd Corporation 401(k) Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of the year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Tampa, Florida
June 16, 2004

Eckerd Corporation
401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments, at fair value (notes 2, 3 and 4):		
Plan interest in Master Trust	$ 497,654,673	$ 346,430,178
Participants' loans (unpaid principal balances approximate fair value)	13,690,625	10,017,759
Total investments	511,345,298	356,447,937
Receivables:		
Accrued company contribution	29,098,524	29,160,889
Other income	14,176	—
Accrued interest and dividends	481,024	9,638
Participants' contributions	1,434,874	1,086,566
	31,028,598	30,257,093
Total assets	542,373,896	386,705,030
Liabilities:		
Accounts payable and other liabilities	253,697	138,771
Due to Eckerd Corporation (note 1)	229,852	445,852
Total liabilities	483,549	584,623
Net assets available for benefits	$ 541,890,347	$ 386,120,407

See accompanying notes to financial statements.

Eckerd Corporation
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:		
Investment income (loss):		
Plan interest in Master Trust investment gain (loss)	$ 73,688,600	$ (33,123,087)
Interest from participant loans	627,610	653,598
	74,316,210	(32,469,489)
Less investment expenses	(168,529)	(110,724)
	74,147,681	(32,580,213)
Contributions:		
Other income	361,516	417,229
Eckerd Corporation (note 1)	31,264,033	30,860,889
Participants	69,096,716	64,610,892
	100,722,265	95,889,010
Total additions	174,869,946	63,308,797
Deductions from net assets attributed to:		
Benefit payments	46,838,442	42,774,960
Administrative expenses	2,333,192	2,960,429
Total deductions	49,171,634	45,735,389
Net increase	125,698,312	17,573,408
Net assets transferred from J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (note 6)	411,651	368,546,999
Net assets transferred from Fay's Incorporated 401(K) Savings and Incentive Plan (note 5)	29,659,977	—
Net assets available for benefits:		
Beginning of year	386,120,407	—
End of year	$ 541,890,347	$ 386,120,407

See accompanying notes to financial statements.

ECKERD CORPORATION
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

(1) Description of Plan

The following description of the Eckerd Corporation 401(k) Savings Plan (the Plan) provides only general information. For more complete information, Participants should refer to Your Eckerd 401(k) Savings Plan Reference Manual, which is the Summary Plan Description for the Plan. If these Notes or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of Eckerd Corporation (the Company) and certain subsidiaries. The Plan is a profit-sharing plan intended to qualify as a cash or deferred arrangement satisfying the safe harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code of 1986 (Code), as amended. Associates who have completed at least one hour of service, are classified as full time or part time, and have attained age 21 are eligible to participate in the Plan to make pre-tax deposits as soon as administratively feasible. Associates who are age 21 and have at least 1,000 hours of service in a 12-month eligibility computation period, regardless of full time or part time status, are also eligible to participate in the Plan. An eligible associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the costs/expenses to administer the Plan. These costs/expenses include trustee, investment management, audit, administrative service provider fees, administrative expenses to implement the Plan, and other expenses. Administrative expenses not paid by the Plan are paid by the Company. Administrative expenses to implement the Plan totaling $643,852 were paid by the Company during 2001 and early 2002. Plan management recommended that these costs be reimbursed by the Plan over a three-year period starting in 2002. The Plan paid $216,000 and $198,000 to the Company in 2003 and 2002, respectively. The remaining $229,852 is a liability of the Plan, and is shown as a payable to the Company.

State Street Bank & Trust Company (State Street Bank) serves as the Plan's Trustee.

(b) Payment of Benefits

Generally, Participants with account balances over $5,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company Account may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) Contributions

All Participants are permitted to contribute up to 20% of their earnings (up to maximum earnings of $200,000 for 2003 and 2002) with a maximum contribution of 20% in tax-deferred deposits (subject to an annual maximum of $12,000 in 2003 and $11,000 in 2002).

The Company contributes an amount equal to $1.50 for each $1.00 of a Participant's tax deferred deposits up to the first 2% of their earnings, and $1.00 for each $1.00 of a Participant's tax deferred deposits up to the next 1% of their earnings. Associates classified as full time or part time who have attained age 21, and have completed at least one year of eligibility service (12 consecutive months and 1,000 hours) are eligible for the Company matching contribution. Associates who are age 21 and have at least 1,000 hours of service in a 12 month eligibility computation period, regardless of full or part time status are also eligible for Company matching contributions. At the discretion of the Company's Board of Directors, an additional Company contribution may be made. No discretionary contributions were made for 2003 or 2002. Additionally, Participants who are at least age 55 with 15 or more years of credited service under the J. C. Penney Corporation, Inc. Pension Plan (JCPenney Pension Plan) as of July 31, 2001, receive an additional Company contribution of 3% of their earnings. If Participants did not meet the requirements for the 3% contribution above, are at least age 50 with 10 or more years of credited service under the JCPenney Pension Plan as of July 31, 2001, they receive an additional Company contribution of 2% of their earnings.

The Company's contribution amounted to approximately $31.3 million and $30.9 million in cash for 2003 and 2002, respectively. Separating Participants who met Plan criteria to receive a partial-year Company matching contribution were paid $2.0 million and $1.6 million in 2003 and 2002, respectively. Company discretionary contributions are allocated to each Participant's Penney Common Stock account in accordance with the ratio that each Participant's deposits, not in excess of 20% of earnings (matched deposits), bear to all such deposits by Participants for the applicable Plan year.

Effective September 1, 2002, the Plan was amended to allow Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $1,000 during 2002 and $2,000 during 2003. These contributions are not eligible for the Company's matching contribution.

(d) Participants' Investment Funds

Participants' account balances are invested in the Plan's investment funds in accordance with their elections. These investment funds include the Penney Common Stock Fund, the Aggressive (consisting of investments in U.S. and non-U.S. equity funds), Moderate (consisting of investments in bond funds and U.S. and non-U.S. equity funds), Conservative and Horizon (same investments as Moderate with greater emphasis on fixed income securities) Funds, and the Interest Income Fund (consisting of contracts with insurance companies and structured investment contracts, which earn a specific interest rate for a specified period of time). The Core Index Funds and Mutual Funds were added on February 1, 2002 (note 4). Participants' deposits cannot be invested in the J. C. Penney Company, Inc. Preferred Stock (Penney Preferred Stock) Fund. Each of these funds is maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(Continued)

(e) Participants' Loans

Loans may be made available upon request to Participants who have not separated from service. All loans must be adequately secured by vested balances and bear interest at a reasonable rate. Interest rates on the loans approximated 5.146% in 2003 and 5.708% in 2002. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(f) Vesting

Participants are immediately vested in the value of their deposits and earnings thereon as well as the value of the Company matching contribution and earnings thereon. Vesting in Company matching contributions and any earnings thereon prior to January 1, 2002 which were transferred from the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (formerly the J. C. Penney Company, Inc. Profit-Sharing and Stock Ownership Plan) (JCP Plan) is graduated at 20% per full year of service up to 100% after the earlier of five years of service, normal retirement age, death, or total disability. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance upon the receipt of a complete distribution or have five consecutive one year breaks in service.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value except for its investment contracts with insurance companies, which are valued at contract value (note 4). The average cost method is used to calculate gains and losses on the sale of investments. The Penney Common Stock and other securities are valued at their quoted market prices. The fair value of Penney Preferred Stock, which is not publicly traded, is determined to be the greater of its issue price of $600 per share or the common stock price into which it can be converted; as such, the amounts included in the financial statements were determined by using the issue price. Participants' loans are valued at unpaid principal balance, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Actual results could differ from these estimates.

(3) Interest in Master Trust

At December 31, 2003 and 2002, the Plan's investment assets were held in a trust account at State Street Bank and as of January 1, 2002 consist of a separate interest in a Master Trust. In 2003 and 2002, the Master Trust also includes, as a separate interest, the investment assets of the JCP Plan (note 6).

The Master Trust was composed of the following investments at December 31, 2003 and 2002:

	2003	2002
Penney Common Stock	$ 908,393,508	$ 832,484,151
Penney Preferred Stock	306,435,449	334,530,481
State Street Bank Liquidity Fund	71,595,892	109,774,552
Daily EAFE (Europe, Australia and the Far East) Fund	135,192,002	104,104,722
Russell 3000 Fund	422,904,801	327,002,760
Intermediate Bond Fund	110,465,170	90,609,272
Investments held in Core Index Funds	185,273,493	70,889,803
Investments held in Mutual Funds	172,797,286	76,960,911
Funds held under structured investment contracts	924,599,265	908,357,782
Funds with insurance companies	292,396,769	289,024,075
Participant loans	98,515,245	98,104,611
	$ 3,628,568,880	$ 3,241,843,120

The net investment income (loss) of the Master Trust for the year ended December 31, 2003 and 2002 is summarized as follows:

	2003	2002
Net depreciation in fair value of investments	$ 311,544,406	$ (266,327,789)
Interest	69,932,914	76,971,002
Dividends	46,255,668	47,688,939
	$ 427,732,988	$ (141,667,848)

The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was 14% and 11% at December 31, 2003 and 2002, respectively.

(4) Investments of Plan

Funds with insurance companies at December 31, 2003 and 2002 are recorded at stated contract value, which approximates fair value as reported to the Plan by the insurance companies, and represent the principal balance plus interest earned on the investments. Interest rates on these contracts range from 3.00% to 7.62% at December 31, 2003 and maturities range from March 2004 to August 2008.

(Continued)

The Plan also invests in structured (synthetic) investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities.

On February 1, 2002, the Core Index Funds and Mutual Funds were added to the Plan. The Core Index Funds include investments in the S&P 500 Fund, the Russell 1000 Growth Fund, the Russell 1000 Value Fund, the Russell 2000 Fund, the EAFE Fund, and the Intermediate Bond Fund. The Mutual Funds include investments in the Fidelity Dividend Growth Fund, the T. Rowe Price Blue Chip Growth Fund, the Vanguard Growth Equity Fund, the American Century Growth Fund Inv., the Vanguard Equity Income Fund, the T. Rowe Price Small Cap Stock Fund, the Dreyfus Founders Discovery Fund A, the AIM Aggressive Growth Fund A, the T. Rowe Price Small Cap Value Fund, the Fidelity Diversified International Fund, and the American Century International Growth Fund Inv.

The Penney Preferred Stock is convertible into Penney Common Stock at a ratio of 1:20. Each 1/20th of a share of Penney Preferred Stock has a minimum value of $30. J. C. Penney Company, Inc. has the option of settling a Participant's Penney Preferred Stock Fund in cash or whole shares of Penney Common Stock derived from the conversion of Penney Preferred Stock to Penney Common Stock, or any combination thereof, if the market price of Penney Common Stock at the time of distribution is equal to or less than the conversion value of $600 per share of the Penney Preferred Stock. The Plan received approximately $362 thousand in cash in 2003 and $417 thousand in cash in 2002 for settlement from redemption of Penney Preferred Stock. However, if a Participant requests settlement of such fund in shares, the Participant will receive shares of Penney Common Stock derived from the conversion of the Penney Preferred Stock to Penney Common Stock. A Participant's Penney Preferred Stock Fund will be settled with Penney Common Stock derived from the conversion of the Penney Preferred Stock to Penney Common Stock if the market price of Penney Common Stock exceeds the conversion value of $600 per share of Penney Preferred Stock. However, a Participant may request settlement of such fund in cash. The annual dividend on the Penney Preferred Stock is 7.9%, payable semiannually on January 1 and July 1.

Except for certain funds with insurance companies or mutual fund companies, the Plan's investments are held by the Trustee. All the Plan's investments are part of the Plan's interest in the Master Trust. The following tables present investment information.

ECKERD CORPORATION
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

Investments that represent 5% or more of the Plan's net assets are separately identified:

Investments	2003 Fair/contract value	2002 Fair/contract value
Investments at fair value as determined by quoted market price:		
Penney Common Stock Fund	$ 83,798,903	$ 54,094,023
Daily EAFE Fund	36,548,990	26,389,400
Intermediate Bond Fund	29,593,128	20,764,053
Russell 3000 Fund	114,296,214	82,428,898
Noncredit card backed taxable bonds	49,100,948	44,385,033
Other	156,612,994	92,800,742
	469,951,177	320,862,149
Participant loans (interest rates approximated 5.1% in 2003 and 5.7% in 2002)	13,690,625	10,017,759
Investments at contract value:		
Funds with insurance companies	27,703,496	25,568,029
	$ 511,345,298	$ 356,447,937

The number of units and net asset value per unit at December 31, 2003 and 2002 follows:

	December 31, 2003		December 31, 2002	
	Units	Net asset value per unit	Units	Net asset value per unit
Penney Common Stock Fund	20,077,990	$ 4.229653	14,828,818	$ 3.739543
Penney Preferred Stock Fund	3,010,772	4.877096	3,208,951	4.905368
Aggressive Fund	8,005,677	12.718144	7,978,448	9.667977
Moderate Fund	3,389,749	13.775080	2,913,8311	11.240549
Conservative Fund	2,080,387	14.307957	1,506,687	12.239776
Horizon Fund	179,482	11.098855	118,114	9.963873
Interest Income Fund	8,581,115	14.215753	8,377,039	13.622814
Core Index Funds	5,099,463	Various	1,460,893	Various
Mutual Funds	1,991,850	Various	993,341	Various

(Continued)

The net asset value for the Penney Preferred Stock Fund is based on the value of the Penney Preferred Stock allocated to Participants as of December 31, 2003 and 2002.

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value by $64,192,199 and ($41,301,461), as follows:

	2003	2002
Penney Common Stock	$ 13,762,351	$ (8,009,112)
Aggressive Fund	24,534,062	(23,420,628)
Moderate Fund	8,381,483	(4,779,635)
Conservative Fund	3,943,780	(1,148,559)
Horizon Fund	205,826	7,933
Investments held in Core Index Funds	6,337,031	(989,867)
Investments held in Mutual Funds	7,027,666	(2,961,593)
	$ 64,192,199	$ (41,301,461)

(5) Plan Mergers and Transfer of Assets

Effective January 1, 2002, the net assets of the Company's associates held in the JCP Plan were transferred to the Plan (see note 6 below).

On July 22, 2003, the Company approved an amendment to merge the Fay's Incorporated 401(K) Savings and Incentive Plan (Fay's Plan) into the Plan effective October 1, 2003. The net assets related to the Fay's Plan participants in the amount of $29,659,977 were transferred from the Fay's Plan to this Plan.

(6) Creation of the Plan

Prior to January 1, 2002, the JCP Plan was available to all eligible Company associates. Effective January 1, 2002, the Company adopted a new Plan for all eligible associates, and all assets and liabilities related to Plan Participants in the net amount of $368,546,999 were transferred from the JCP Plan to this Plan

During 2003, an additional transfer of assets was made from the JCP Plan to this Plan for Participants who transferred employment from the J.C. Penney Corporation, Inc. to the Company. All assets and liabilities related to these Participants in the amount of $411,651 were transferred from the JCP Plan to this Plan.

(7) Tax Status and Amendment

The Internal Revenue Service has determined and informed the Company by a letter dated March 8, 2004, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(8) Form 5500 Reconciliation

Investments and investment income for the Plan's 2003 and 2002 financial statements and Form 5500 reporting are classified in different line item categories due to the financial statements containing more specific categories than the Form 5500. The total amount of investments and investment income in the financial statements agree to the amount recorded on Form 5500.

Net assets and total deductions reported in the Plan's 2003 Form 5500 are different from the corresponding amounts reported in the accompanying financial statements due to Participant loans which were deemed as distributions. The differences between the Plan's 2003 Form 5500 and the accompanying financial statements are as follows:

Net assets available for benefits per the Form 5500	$	541,779,522
Deemed distributions of Participant loans		110,825
Net assets available for benefits per the financial statements	$	541,890,347
Total deductions per the Form 5500	$	46,865,280
Deemed distributions of Participant loans		(26,838)
Administrative expenses		2,333,192
Total deductions per the financial statements	$	49,171,634

(9) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, Participants remain fully vested in the amounts allocated to their accounts.

(10) Holding Company Structure

Effective January 27, 2002, J.C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J. C. Penney Company, Inc. changed its name to J. C. Penney Corporation, Inc. (JCP) and became a wholly owned subsidiary of a newly formed affiliated holding company (Holding Company). The Holding Company assumed the name J. C. Penney Company, Inc. The Holding Company has no direct subsidiaries other than JCP. The Holding Company has no independent assets or operations. All outstanding shares of common and preferred stock were automatically converted into the identical number and type of shares in the Holding Company. Stockholders' ownership interests in the business did not change as a result of the new structure. Shares of the Company remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP's outstanding debt securities. The guarantee by the Holding Company of certain of JCP's outstanding debt securities is full and unconditional.

(11) Subsequent Events.

On March 8, 2004, the IRS issued a determination letter for the Plan conditioned upon the Company's adoption of certain amendments to the discrimination testing definitions in the Plan. The amendments were adopted by the Company's board of directors on April 13, 2004.

On April 4, 2004, J.C. Penney Company, Inc. and TDI Consolidated Corporation, the parent of Eckerd Corporation, entered into an agreement (Stock Purchase Agreement) with The Jean Coutu Group (PJC) Inc. (Coutu) to sell Eckerd Corporation to Coutu. The closing under the Stock Purchase Agreement is expected to occur before the end of J. C. Penney Company's second fiscal quarter. On the date of closing under the Stock Purchase Agreement, all Penney Preferred Stock held by the Plan will automatically be converted to Penney Common Stock as required by the Certificate of Designation for the Penney Preferred Stock.

In addition, the Plan was amended on June 14, 2004 to change the dividend pass-through date to June 25, 2004 and then to provide for dividend reinvestment in the Plan for any dividends received by the Plan after June 26, 2004. After the Stock Purchase Agreement closing the Plan will no longer hold qualifying employer securities and will thereafter not be subject to the employee stock ownership plan requirements of federal law. The Plan is being amended and restated effective after the closing to remove all provisions related to employer qualifying securities.

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of asset			Current value
J.C. Penney Company, Inc *	Common Stock	3,188,695	shares	$ 83,798,903
J.C. Penney Company, Inc *	Preferred Stock	26,335	shares	15,811,730
State Street Bank *	Daily EAFE Fund	2,981,887	units	36,548,990
State Street Bank *	Intermediate Bond Fund	857,521	units	29,593,128
State Street Bank *	Russell 3000 Fund	7,539,824	shares	114,296,214
Stat Other income	Liquidity Fund	7,349,029	units	7,349,029
State Street Bank *	S&P 500 Flagship Fund	1,914,120.827	units	19,349,468
State Street Bank *	Russell 1000 Growth Fund	1,001,582.272	units	9,508,248
State Street Bank *	Russell 1000 Value Fund	815,747.458	units	8,912,417
State Street Bank *	Russell 2000 Fund	505,399.067	units	5,883,646
State Street Bank *	EAFE Fund	127,791.798	units	1,464,409
State Street Bank *	Intermediate Bond Fund	734,821.671	units	8,259,065
Fidelity	Fidelity Dividend Growth Fund	265,241.467	units	7,330,132
T. Rowe Price	T. Rowe Price Blue Chip Fund	120,931.090	units	3,458,094
Vanguard	Vanguard Growth Equity Fund	436,035.815	units	4,018,587
American Century	American Century Growth Fund	39,300.312	units	703,079
Vanguard	Vanguard Equity Income Fund	158,632.007	units	3,583,416
T. Rowe Price	T. Rowe Price Small Cap Stock Fund	201,802.849	units	5,627,049
Dreyfus	Dreyfus Founders Discovery A Fund	43,366.724	units	1,147,414
AIM	AIM Aggressive Growth Fund A	146,673.157	units	1,377,483
T. Rowe Price	T. Rowe Price Small Cap Value Fund	339,528.760	units	10,029,648
Fidelity	Fidelity Diversified International Fund	143,974.655	units	3,518,003
American Century	American Century International Growth Fund	96,363.108	units	780,712
				382,348,864
Funds held under structured investment contracts				
SP SIC Pool	State Street Short Term			5,969,780
SP SIC Pool	Cash (U.S. $)			13,926
CDSIC	Cash (U.S. $)			(2,977,238)
CDSIC	State Street Short Term			3,294,576
Total short-term investment funds				**6,301,044**
SP SIC Pool	Abbey National 1st Cap Sub	8.200%	Matures 10/15/04	303,902
SP SIC Pool	Abbey National Mtn	6.690%	Matures 10/17/05	155,269
SP SIC Pool	Abbott Laboratories	5.625%	Matures 7/1/06	627,716
SP SIC Pool	ABN-AMRO BK NV (Chicago)	7.550%	Matures 6/28/06	589,844
SP SIC Pool	ABN-AMRO BK NV (Chicago)	7.250%	Matures 5/31/05	47,064
SP SIC Pool	ACE Limited	6.000%	Matures 4/1/07	256,521
SP SIC Pool	AIG SunAmerica Global Financing 144A	5.850%	Matures 2/1/06	310,487
SP SIC Pool	Alabama Power	4.875%	Matures 9/1/04	324,215
SP SIC Pool	Alcoa Inc	4.250%	Matures 8/15/07	299,811
SP SIC Pool	Allstate Corp	5.375%	Matures 12/1/06	306,032
SP SIC Pool	Alltel Corp	7.250%	Matures 4/1/04	97,710
SP SIC Pool	American Honda Finance 144A	2.875%	Matures 4/03/06	293,651
SP SIC Pool	Bank of Boston Corp	6.625%	Matures 2/1/04	97,681
SP SIC Pool	Bank One Corp	2.625%	Matures 6/30/08	318,978
SP SIC Pool	Bear Stearns Cos Inc	3.000%	Matures 3/30/06	347,780
SP SIC Pool	BECO 1999-1 A5	7.030%	Matures 3/15/12	497,134
SP SIC Pool	Bellsouth Corp	5.000%	Matures 10/15/06	405,895
SP SIC Pool	BOAST 2003-1 A4	2.430%	Matures 3/22/10	149,695
SP SIC Pool	Boeing Cap Corp	7.100%	Matures 9/27/05	312,466
SP SIC Pool	BP Canada Finance BV	3.375%	Matures 10/31/07	205,818
SP SIC Pool	British Telecom PLC	7.875%	Matures 12/15/05	261,556
SP SIC Pool	CARAT 2002 4 A4	2.640%	Matures 3/17/08	76,762
SP SIC Pool	CARAT 2002-2 A4	4.500%	Matures 10/15/07	490,373
SP SIC Pool	Caterpillar Financial Services Corp	2.590%	Matures 7/15/06	270,841
SP SIC Pool	CFAB 2002-1 1A5	6.595%	Matures 2/25/32	133,141
SP SIC Pool	CFAB 2002-2 1A3	4.038%	Matures 2/25/23	486,971
SP SIC Pool	CFMSI 2003-4 AF3	3.221%	Matures 10/25/33	285,091
SP SIC Pool	ChevronTexaco Capital Company	3.500%	Matures 9/17/07	585,362
SP SIC Pool	CIBC Capital FDG 144A	6.400%	Matures 12/17/04	99,059
SP SIC Pool	CISDG 1997-1 A6	6.310%	Matures 9/25/08	137,553
SP SIC Pool	CMOAT	2.060%	Matures 12/15/09	211,781

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of asset			Current value
SP SIC Pool	COMED 1998-1 A6	5.630%	Matures 6/25/09	271,684
SP SIC Pool	COMED 1998-1 A7	5.740%	Matures 12/25/10	465,253
SP SIC Pool	Comerica Bank	7.650%	Matures 8/15/10	460,490
SP SIC Pool	ConcoPhillips	8.500%	Matures 5/25/05	340,872
SP SIC Pool	Costco Wholesale Corp	5.500%	Matures 3/15/07	232,972
SP SIC Pool	CPL 2002-1 A2	5.010%	Matures 1/15/10	126,957
SP SIC Pool	DaimlerChrysler NA HLDG CORP	7.250%	Matures 1/18/06	264,929
SP SIC Pool	DCAT 2001 B A4	5.320%	Matures 9/6/06	558,255
SP SIC Pool	Diageo Capital PLC	3.500%	Matures 11/19/07	478,669
SP SIC Pool	E.I. du Pont NT deNemours	8.125%	Matures 3/15/04	98,237
SP SIC Pool	Entergy Mississippi Inc	4.350%	Matures 4/1/08	174,010
SP SIC Pool	ERAC USA FIN ENT 144A	6.625%	Matures 5/15/06	334,350
SP SIC Pool	FHL ARM 1B-0527	4.641%	Matures 9/1/32	193,031
SP SIC Pool	FHLMC 15YR Gold E6-8269	6.000%	Matures 11/1/12	7,790
SP SIC Pool	FHLMC 15YR Gold E7-4373	6.000%	Matures 1/1/14	32,008
SP SIC Pool	FHLMC 15YR Gold E7-4577	6.000%	Matures 1/1/14	10,519
SP SIC Pool	FHLMC 15YR Gold EO-0584	6.000%	Matures 11/1/13	20,802
SP SIC Pool	Finland Rep NT	7.875%	Matures 7/28/04	101,423
SP SIC Pool	First Union Corp	7.000%	Matures 3/15/06	105,921
SP SIC Pool	Florida Power Corp Mtn	6.720%	Matures 7/1/05	104,341
SP SIC Pool	FNARM 661549	4.468%	Matures 9/1/32	114,161
SP SIC Pool	FNMA 15YR 252345	6.000%	Matures 2/1/14	19,999
SP SIC Pool	FNMA 15YR 444909	6.000%	Matures 2/1/14	13,464
SP SIC Pool	FNMA 15YR 482540	6.000%	Matures 2/1/14	12,749
SP SIC Pool	FNMA 15YR 483928	6.000%	Matures 2/1/14	2,130
SP SIC Pool	FNMA 15YR 485663	6.000%	Matures 2/1/14	33,138
SP SIC Pool	FNW 2003-W16 AF3	2.910%	Matures 7/25/29	170,542
SP SIC Pool	Ford Motor Credit	6.700%	Matures 7/16/04	100,032
SP SIC Pool	FPL Group Capital	3.250%	Matures 4/11/06	208,730
SP SIC Pool	Franklin Resources Inc.	3.700%	Matures 4/15/08	256,097
SP SIC Pool	FSPC T 45 A3	4.105%	Matures 10/27/31	184,086
SP SIC Pool	General Elec Cap Corp NT	8.850%	Matures 4/1/05	105,046
SP SIC Pool	General Electric Cap	8.500%	Matures 7/24/08	583,215
SP SIC Pool	General Electric Capital Corp NT	7.375%	Matures 1/19/10	113,760
SP SIC Pool	General Mills	3.875%	Matures 11/30/07	194,042
SP SIC Pool	General Motors Acceptance Corporation	6.380%	Matures 1/30/04	96,572
SP SIC Pool	Gillette Comp	4.000%	Matures 6/30/05	392,670
SP SIC Pool	Gillette Comp	3.500%	Matures 10/15/07	96,429
SP SIC Pool	GMAC	7.625%	Matures 6/15/04	292,166
SP SIC Pool	HAROT 2002 4 A4	2.700%	Matures 4/15/08	345,575
SP SIC Pool	HAROT 2003-4 A4	2.790%	Matures 3/16/09	151,879
SP SIC Pool	HART 2003-A A4	3.020%	Matures 10/15/10	367,237
SP SIC Pool	HSBC Americas Inc	7.000%	Matures 11/1/06	149,104
SP SIC Pool	Hutchison Whampo 144A	6.950%	Matures 8/1/07	270,325
SP SIC Pool	IBM Corp	4.875%	Matures 10/01/06	251,209
SP SIC Pool	IPSPT 1998-1 A5	5.380%	Matures 6/25/07	459,123
SP SIC Pool	IPSPT 1998-1 A6	5.540%	Matures 6/25/09	408,369
SP SIC Pool	Jackson Natl Life Global Fund 144A	5.250%	Matures 3/15/07	510,559
SP SIC Pool	JDOT 2001 A A4	3.780%	Matures 9/15/08	241,728
SP SIC Pool	John Deere Capital Corp	5.125%	Matures 10/19/06	305,505
SP SIC Pool	John Hancock Global Funding II	5.000%	Matures 7/27/07	205,281
SP SIC Pool	JP Morgan & Co SUBNT	7.625%	Matures 9/15/04	100,364
SP SIC Pool	Key Bank NA	4.100%	Matures 6/30/05	197,474
SP SIC Pool	Kraft Foods	4.625%	Matures 11/1/06	367,720
SP SIC Pool	Laclede Gas Co	8.500%	Matures 11/15/04	100,572
SP SIC Pool	Lehman Brothers Holdings	7.500%	Matures 9/1/06	163,592
SP SIC Pool	Lincoln National Corp	5.250%	Matures 6/15/07	353,994
SP SIC Pool	M & I Marshall & Ilsley Bank	4.125%	Matures 9/04/07	158,055
SP SIC Pool	Marsh & McLennan	5.375%	Matures 3/15/07	328,866
SP SIC Pool	MassMutual Global Fdg. II 144A	2.550%	Matures 7/15/08	164,856
SP SIC Pool	MassMutual Global Funding LLC 144A	5.078%	Matures 3/5/07	202,083
SP SIC Pool	May Dept Stores	9.600%	Matures 1/27/06	109,526
SP SIC Pool	MBIA Global Funding LLC 144A	2.875%	Matures 11/30/06	171,363
SP SIC Pool	MBNA America Bank NA	6.500%	Matures 6/20/06	567,293
SP SIC Pool	Mellon Funding Corp	4.875%	Matures 6/15/07	399,908
SP SIC Pool	Midland Bank PLC	7.625%	Matures 6/15/06	319,121
SP SIC Pool	MILT 2003-1 A4	2.970%	Matures 4/20/09	249,675
SP SIC Pool	Monumental Global Funding 144A	6.050%	Matures 1/19/06	416,472
SP SIC Pool	Morgan JP & Co Inc	6.875%	Matures 1/15/07	216,344
SP SIC Pool	Morgan Stanley Group Inc	5.625%	Matures 1/20/04	486,468
SP SIC Pool	NAROT 2001-C A4	4.800%	Matures 2/15/07	388,775
SP SIC Pool	NAROT 2002 A A4	4.280%	Matures 10/16/06	98,036
SP SIC Pool	NAROT 2003-A A4	2.610%	Matures 7/15/08	94,912

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of asset			Current value
SP SIC Pool	National City Bank of Indiana	4.875%	Matures 7/20/07	280,602
SP SIC Pool	NationsBank Corp	6.875%	Matures 2/15/05	286,656
SP SIC Pool	NAVOT 2003-A A4	2.240%	Matures 11/15/09	658,313
SP SIC Pool	Norfolk Southern Corp NT	7.875%	Matures 2/15/04	98,176
SP SIC Pool	Northern Border Pipeline	6.250%	Matures 5/1/07	157,216
SP SIC Pool	Northwest Corp Mtn	7.650%	Matures 3/15/05	103,482
SP SIC Pool	Occidental Petroleum Corp	4.250%	Matures 3/15/10	240,280
SP SIC Pool	PECO 1999-A A4	5.800%	Matures 3/1/07	125,732
SP SIC Pool	PECO 1999-A A7	6.130%	Matures 3/1/09	318,411
SP SIC Pool	PECO 2000-A A4	7.650%	Matures 3/1/10	798,866
SP SIC Pool	Pedernales Electric Corp 144A	4.093%	Matures 11/15/12	249,536
SP SIC Pool	Penn Power & Light FMG	6.500%	Matures 4/1/05	101,779
SP SIC Pool	PEPCO Holdings Inc	3.750%	Matures 2/15/06	224,305
SP SIC Pool	Pepsico Inc 144A	5.375%	Matures 2/17/04	97,080
SP SIC Pool	Pitney Bowes Credit Corp	5.750%	Matures 8/15/08	334,148
SP SIC Pool	PPL 1999-1 A5	6.830%	Matures 3/25/07	580,866
SP SIC Pool	PPL 1999-1 A8	7.150%	Matures 6/25/09	326,034
SP SIC Pool	PPL 99-1 A 7	7.050%	Matures 6/25/09	490,555
SP SIC Pool	PPL Electric Utilities	5.875%	Matures 8/15/07	390,075
SP SIC Pool	Praxair Inc	2.750%	Matures 6/15/08	242,559
SP SIC Pool	Price Reit Inc	7.125%	Matures 6/15/04	174,927
SP SIC Pool	Principal Financial Group 144A	7.950%	Matures 8/15/04	303,477
SP SIC Pool	Principal Life Global 144A	5.125%	Matures 6/28/07	99,749
SP SIC Pool	Procter & Gamble	4.750%	Matures 6/15/07	218,258
SP SIC Pool	Protective Life US Funding 144A	5.875%	Matures 8/15/06	281,594
SP SIC Pool	PSNH 2001 1 A2	5.730%	Matures 11/1/10	247,843
SP SIC Pool	Pub Service Elec & Gas Sr BB Mtg	9.125%	Matures 7/1/05	217,480
SP SIC Pool	Rabobank Nederland NV	4.875%	Matures 1/25/07	230,143
SP SIC Pool	RART 2002 1 A3	2.630%	Matures 1/16/07	210,287
SP SIC Pool	RART 2003-2 A4	3.070%	Matures 9/15/10	290,251
SP SIC Pool	RNLT 2001-1 A2	4.760%	Matures 9/15/09	473,489
SP SIC Pool	Rockwell Intl Corp NTS	7.875%	Matures 2/15/05	103,561
SP SIC Pool	Rockwell Intl Corp NTS	6.625%	Matures 6/1/05	131,482
SP SIC Pool	Safeway Inc	6.150%	Matures 3/1/06	310,181
SP SIC Pool	Sempra Energy	6.925%	Matures 7/1/04	220,753
SP SIC Pool	SmithKline Beecham Mtn	7.375%	Matures 4/15/05	102,947
SP SIC Pool	Southern N/E TCM Mtn	7.000%	Matures 8/15/05	209,250
SP SIC Pool	St Paul Companies Inc	5.750%	Matures 3/15/07	319,051
SP SIC Pool	SunTrust Banks Inc	5.050%	Matures 7/01/07	103,678
SP SIC Pool	Sysco Corp	6.500%	Matures 6/15/05	202,725
SP SIC Pool	Sysco Corp	4.750%	Matures 7/30/05	201,692
SP SIC Pool	TAOT 2002-B A4	4.390%	Matures 5/15/09	23,615
SP SIC Pool	Target Corp	5.500%	Matures 4/1/07	275,275
SP SIC Pool	Telefonos De Mexico SA 144A	4.500%	Matures 11/19/08	52,167
SP SIC Pool	Texas Utilities	6.375%	Matures 10/1/04	99,153
SP SIC Pool	TIAA Global Markets 144A	5.000%	Matures 3/1/07	324,853
SP SIC Pool	Time Warner Inc Notes	7.750%	Matures 6/15/05	102,779
SP SIC Pool	Toyota Motor Credit Corp	5.650%	Matures 1/15/07	137,162
SP SIC Pool	United Energy LTD 144A	6.000%	Matures 11/01/05	359,388
SP SIC Pool	United Technologies Corp	4.875%	Matures 11/01/06	111,407
SP SIC Pool	US Bancorp	5.100%	Matures 7/15/07	310,027
SP SIC Pool	Verizon Global Funding	6.750%	Matures 12/1/05	258,055
SP SIC Pool	Verizon Global Funding Corp	6.125%	Matures 6/15/07	207,714
SP SIC Pool	Virginia Elec & Power	5.750%	Matures 3/31/06	411,299
SP SIC Pool	Wachovia Corp	7.450%	Matures 7/15/05	211,873
SP SIC Pool	Wal-Mart Stores Inc	4.375%	Matures 7/12/07	302,677
SP SIC Pool	Wells Fargo & Co	5.125%	Matures 2/15/07	308,962
SP SIC Pool	Wells Fargo Co	9.125%	Matures 2/1/04	106,287
SP SIC Pool	WOART 2002 A A4	4.050%	Matures 7/15/09	499,638
CDSIC	A T & T Wireless Services	7.875%	Matures 3/1/11	50,223
CDSIC	A T & T Wireless Svcs Inc	8.750%	Matures 3/1/31	53,603
CDSIC	Abbott Laboratories	5.625%	Matures 7/1/06	75,326
CDSIC	ABN AMRO BK SUB NT	7.125%	Matures 6/18/07	64,299
CDSIC	AESOP 1998-A1	6.140%	Matures 5/20/06	199,331
CDSIC	AIG SunAmerica Glob Financing XII 144A	5.300%	Matures 5/30/07	76,215
CDSIC	Alcan Inc	6.125%	Matures 12/15/33	52,527
CDSIC	Allstate Financial Global Funding 144A	5.250%	Matures 2/1/07	70,054
CDSIC	American Electric Power Co	5.375%	Matures 3/15/10	41,729
CDSIC	American Honda Finance Corp 144A	3.850%	Matures 11/6/08	21,626
CDSIC	AOL Time Warner	7.625%	Matures 4/15/31	65,156
CDSIC	Appalachian Power Co	4.800%	Matures 6/15/05	66,960

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of asset			Current value
CDSIC	B B & T Corp	6.500%	Matures 8/1/11	28,302
CDSIC	Baker Hughes Inc	6.875%	Matures 1/15/29	76,996
CDSIC	Bank of America Corp	4.875%	Matures 9/15/12	77,402
CDSIC	Bank One Corp	5.250%	Matures 1/30/13	73,105
CDSIC	Bear Stearns	4.000%	Matures 1/31/08	68,615
CDSIC	BHP Finance USA LTD	4.800%	Matures 4/15/13	53,364
CDSIC	BOAMS 2003-L 2A2	4.368%	Matures 1/25/34	263,303
CDSIC	Boeing Co Deb	8.750%	Matures 8/15/21	39,793
CDSIC	Bottling Group LLC 144A	4.625%	Matures 11/15/12	56,845
CDSIC	British Telecom PLC	8.375%	Matures 12/15/10	63,026
CDSIC	Buckeye Partners	6.750%	Matures 8/15/33	27,283
CDSIC	Bunge LTD Finance Corp 144A	4.375%	Matures 12/15/08	42,432
CDSIC	Canadian Natural Railway Co	4.400%	Matures 3/15/13	47,966
CDSIC	Canadian Natural Resources	7.200%	Matures 11/15/32	89,651
CDSIC	Capital One Bank	4.250%	Matures 12/1/08	54,778
CDSIC	Caterpillar Financial Services Corp	2.590%	Matures 7/15/06	50,334
CDSIC	Celulosa Arauco Const	5.125%	Matures 7/9/13	54,759
CDSIC	CFAB 03-1 1A-6	4.458%	Matures 3/25/14	101,987
CDSIC	CFAB 2002 3 1A6	4.707%	Matures 8/25/13	68,881
CDSIC	CFAB 2002-1 1A3	5.039%	Matures 12/25/23	142,067
CDSIC	CFAB 2003-3 1A6	3.717%	Matures 10/25/14	199,854
CDSIC	Chevron Phillips Chem Co	5.375%	Matures 6/15/07	52,329
CDSIC	Citigroup Inc	5.625%	Matures 8/27/12	122,073
CDSIC	Clear Channel Communications Inc	4.625%	Matures 1/15/08	53,770
CDSIC	CMAOT 2002 A A4	4.240%	Matures 9/15/08	85,693
CDSIC	CMAOT 2003-A A4	2.060%	Matures 12/15/09	106,123
CDSIC	Coca-Cola	5.250%	Matures 5/15/07	30,193
CDSIC	Comcast Corp	5.850%	Matures 1/15/10	114,363
CDSIC	ConocoPhillips 144A	5.900%	Matures 10/15/32	51,441
CDSIC	Cox Communications Inc	7.875%	Matures 8/15/09	57,255
CDSIC	CWHL 2003-60 2A1	5.067%	Matures 2/25/34	46,965
CDSIC	CWL 2003-5 AF3	3.613%	Matures 4/25/30	94,905
CDSIC	DaimlerChryslers NA	6.500%	Matures 11/15/13	98,539
CDSIC	Deutsche Telekom Int Fin	5.250%	Matures 7/22/13	51,575
CDSIC	Devon Financing Corp	6.875%	Matures 9/30/11	59,038
CDSIC	Dow Chemical Company	6.125%	Matures 2/1/11	42,513
CDSIC	Duke Capital Corp SNR NTS	7.500%	Matures 10/1/09	59,315
CDSIC	Entergy Gulf States 144A	5.200%	Matures 12/3/07	57,966
CDSIC	Entergy Louisiana 1st Mtg	6.500%	Matures 3/1/08	124,869
CDSIC	Exelon Generation Co LLC 144A	5.350%	Matures 1/15/14	47,318
CDSIC	Falcon Ridge LTD	7.350%	Matures 6/5/12	73,535
CDSIC	FHL AEM 1B-0527	4.641%	Matures 9/01/32	149,490
CDSIC	Florida Power & Light	5.950%	Matures 10/1/33	40,574
CDSIC	FNW 2003-W16 AF3	2.910%	Matures 7/25/29	74,849
CDSIC	Ford Motor Credit	6.500%	Matures 1/25/07	143,466
CDSIC	France Telecom	9.000%	Matures 3/1/11	30,870
CDSIC	Franklin Resources Inc	3.700%	Matures 4/15/08	20,105
CDSIC	Fred Meyer Inc	7.450%	Matures 3/1/08	63,439
CDSIC	Fund American COS Inc	5.875%	Matures 5/15/13	26,685
CDSIC	Gen Motors Accept Corp	7.250%	Matures 3/2/11	79,734
CDSIC	General Elec Cap Corp	3.500%	Matures 5/1/08	71,406
CDSIC	General Electric Capital Corp	6.000%	Matures 6/15/12	135,646
CDSIC	General Motors	8.375%	Matures 7/15/33	32,423
CDSIC	Genl Motors Accept Corp	4.500%	Matures 7/15/06	45,246
CDSIC	Goldman Sachs Group Inc	4.125%	Matures 1/15/08	81,431
CDSIC	Goldman Sachs Group Inc	6.125%	Matures 2/15/33	26,286
CDSIC	HART 2003-A A4	3.020%	Matures 10/15/10	82,924
CDSIC	HBOS PLC 144A	6.000%	Matures 11/1/33	52,738
CDSIC	Hearst Argyle	7.000%	Matures 1/15/18	52,409
CDSIC	Hertz Corp	4.700%	Matures 10/2/06	26,696
CDSIC	Highmark Inc 144A	6.800%	Matures 8/15/13	29,412
CDSIC	Hutchison Whampo Intl LTD 144A	5.450%	Matures 11/24/10	38,526
CDSIC	IBM Corp	4.250%	Matures 9/15/09	66,227
CDSIC	Intl Telecom Satellite 144A	5.250%	Matures 11/1/08	23,606
CDSIC	JDOT 2001 A A4	3.780%	Matures 9/15/08	145,037
CDSIC	John Deere Capital Corp	7.000%	Matures 3/15/12	87,829
CDSIC	JP Morgan Chase & Co	5.750%	Matures 1/2/13	67,603
CDSIC	Kern River Funding Corp 144A	4.893%	Matures 4/30/18	53,606
CDSIC	Kinder Morgan Inc	6.500%	Matures 9/1/12	70,812
CDSIC	Lehman Brothers Holdings	6.625%	Matures 1/18/12	67,592
CDSIC	Liberty Media Corp	2.640%	Matures 9/17/06	26,697
CDSIC	Marsh & McLennan COS Inc	3.625%	Matures 2/15/08	26,956
CDSIC	Masco Corp	5.875%	Matures 7/1512	72,784
CDSIC	McCormick & Co	6.400%	Matures 2/1/06	91,646
CDSIC	Metlife Inc	6.125%	Matures 12/1/11	69,764
CDSIC	MetLife Ins Co 144A	7.000%	Matures 11/1/05	103,722
CDSIC	Morgan Stanley	3.625%	Matures 4/1/08	39,616
CDSIC	Motorola Inc	6.750%	Matures 2/1/06	35,390

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of asset			Current value
CDSIC	Nationwide Financial Services	5.900%	Matures 7/1/12	91,004
CDSIC	News America Inc	6.550%	Matures 3/15/33	71,736
CDSIC	NLV Financial Corp 144A	7.500%	Matures 8/15/33	27,391
CDSIC	Occidental Petroleum Corp	4.250%	Matures 3/15/10	26,431
CDSIC	Office Depot Inc	6.250%	Matures 8/15/13	25,398
CDSIC	Ohio Edison 144A	4.000%	Matures 5/1/08	56,123
CDSIC	Panhandle Eastern Pipeline 144A	4.800%	Matures 8/15/08	25,628
CDSIC	Pemex Proj Funding Master Trust 144A	7.375%	Matures 12/15/14	81,541
CDSIC	PEPCO Holdings Inc	3.750%	Matures 2/15/06	52,663
CDSIC	Pinnacle West Capital Corp	6.400%	Matures 4/1/06	57,129
CDSIC	Praixair Inc	2.750%	Matures 6/15/08	50,343
CDSIC	Principle Life Global 144A	5.125%	Matures 10/15/13	57,535
CDSIC	Prudential Financial Inc	3.750%	Matures 5/1/08	52,138
CDSIC	Public Service New Mex	4.400%	Matures 9/15/08	53,027
CDSIC	Reliant Energy Resources	6.500%	Matures 2/1/08	17,628
CDSIC	RNLT 2001-1 A4	5.630%	Matures 9/15/15	118,510
CDSIC	SBHEL 2000-1 A6	7.250%	Matures 2/25/15	182,825
CDSIC	SCA Coordination Center 144A	4.500%	Matures 7/15/15	39,178
CDSIC	Sealed Air Corp 144A	5.375%	Matures 4/15/08	56,256
CDSIC	Security Benefit Life 144A	7.450%	Matures 10/1/33	26,078
CDSIC	Sempra energy Esop	6.000%	Matures 2/1/13	65,367
CDSIC	Sprint Capital Corp	6.375%	Matures 5/1/09	110,341
CDSIC	State Street Corp	7.650%	Matures 6/15/10	56,299
CDSIC	Telefonos de Mexico SA 144A	4.500%	Matures 11/19/08	28,716
CDSIC	Transocean Inc	7.500%	Matures 4/15/31	41,445
CDSIC	TXU Energy Co	7.000%	Matures 3/15/13	29,169
CDSIC	Union Pacific Co	6.500%	Matures 4/15/12	38,280
CDSIC	Union Planters Corp	4.375%	Matures 12/1/10	35,921
CDSIC	US Cellular Corp	6.700%	Matures 12/15/33	31,824
CDSIC	UST Inc 144A	6.625%	Matures 7/15/12	78,458
CDSIC	Verizon Florida Inc	6.125%	Matures 1/15/13	41,503
CDSIC	Verizon Global Funding	7.750%	Matures 12/1/30	53,946
CDSIC	Verizon Virginia Inc	4.625%	Matures 3/15/13	37,466
CDSIC	Viacom Inc	5.625%	Matures 8/15/12	39,030
CDSIC	Wachovia Corporation	6.400%	Matures 4/1/08	78,782
CDSIC	Wal-Mart Stores Inc	4.375%	Matures 7/12/07	81,722
CDSIC	Washinton Mutual Inc	2.400%	Matures 11/3/05	54,228
CDSIC	Weyerhaeuser Co	6.750%	Matures 3/15/12	64,139
CDSIC	WPD Holdings UK 144A	6.875%	Matures 12/15/07	33,378
CDSIC	XL Capital Ltd	6.500%	Matures 1/15/12	92,684
Total noncredit card backed taxable bonds				49,100,956
SP SIC Pool	FHR 2003-8 OB	4.500%	Mature 3/25/07	294,656
SP SIC Pool	FHR 2500 GC	5.500%	Matures 1/15/15	357,205
SP SIC Pool	FHR 2571 mb	4.500%	Mature 10/15/23	292,780
SP SIC Pool	FHR 2681 PC	5.000%	Mature 1/15/19	341,366
SP SIC Pool	FNR 1997 84 PB	5.500%	Matures 1/25/08	18,669
SP SIC Pool	FNR 2002 43 A	6.000%	Matures 6/25/16	112,766
CDSIC	FHR 2614 IH	4.500%	Matures 5/15/16	15,717
CDSIC	FHR 2627 IE	4.500%	Matures 4/15/18	6,294
CDSIC	FHR 2631 IG	4.500%	Matures 7/15/11	2,427
CDSIC	FHR 2631 KI	4.500%	Matures 1/15/15	18,826
CDSIC	FHR 2631 LI	4.500%	Matures 6/15/11	5,787
CDSIC	FHR 2631 PC	4.500%	Matures 3/15/16	382,138
CDSIC	FHR 2681 PC	5.000%	Matures 1/15/19	182,875
CDSIC	FNR 2002-74 PJ	5.000%	Matures 3/25/15	195,319
CDSIC	FNR 2003-40 NI	5.500%	Matures 11/25/28	11,812
CDSIC	FNR 98-W8 A6	5.875%	Matures 9/25/28	111,395
CDSIC	FNW 2002 W5 A15	5.500%	Matures 5/25/28	247,933
Total U.S. agency-backed collateralized mortgage obligations				2,597,966
SP SIC Pool	American Express	5.500%	Matures 9/12/06	310,049
SP SIC Pool	American General Fin	5.875%	Matures 7/14/06	206,360
SP SIC Pool	AMXCA 1999-2 A	5.950%	Matures 12/15/06	386,525
SP SIC Pool	AMXCA 2000-1 A	7.200%	Matures 9/17/07	453,355
SP SIC Pool	Aristar Inc	7.250%	Matures 6/15/06	384,893
SP SIC Pool	BOIT 2002 A3 A3	3.590%	Matures 5/15/10	287,717
SP SIC Pool	BOIT 2002 A4 A4	2.940%	Matures 6/16/08	635,147

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of asset			Current value
SP SIC Pool	CCIMT 1999-2 A	5.875%	Matures 3/10/11	525,275
SP SIC Pool	CCIMT 97-6	17.400%	Matures 8/15/06	93,899
SP SIC Pool	CCIMT 98-2 A	6.050%	Matures 1/15/10	637,563
SP SIC Pool	CCIMT 99-1 A	5.500%	Matures 2/15/06	97,104
SP SIC Pool	CHEMT 1996-2 A	5.980%	Matures 9/15/08	352,280
SP SIC Pool	CHEMT 1996-3 A	7.090%	Matures 2/15/09	520,684
SP SIC Pool	CIT Group	6.500%	Matures 2/7/06	100,496
SP SIC Pool	CIT Group Inc	4.125%	Matures 2/21/06	168,564
SP SIC Pool	Commercial Credit Co NTS	7.750%	Matures 3/1/05	103,498
SP SIC Pool	DCMT 2001 5 A	5.300%	Matures 11/15/06	55,630
SP SIC Pool	FCCMT 2000-C A	7.020%	Matures 2/15/08	229,995
SP SIC Pool	Heller Financial SNR NTS	6.000%	Matures 3/19/04	97,278
SP SIC Pool	HPLCC 2002 1 A	5.500%	Matures 1/18/11	333,541
SP SIC Pool	MBNAM 1997-1 A	6.550%	Matures 1/15/07	147,002
SP SIC Pool	MBNAM 1999-B A	5.900%	Matures 8/15/11	757,632
SP SIC Pool	MBNAM 1999-J A	7.000%	Matures 2/15/12	762,277
SP SIC Pool	MBNAN 2000-E A	7.800%	Matures 10/15/12	452,591
SP SIC Pool	Natl Rural Util	6.000%	Matures 1/15/04	194,947
SP SIC Pool	Northern Trust Company SNR NTS	6.650%	Matures 11/9/04	99,659
SP SIC Pool	PCCMT 2000-1 A	6.700%	Matures 10/15/09	527,975
SP SIC Pool	SCAMT 1996-3A	7.000%	Matures 7/15/08	112,542
SP SIC Pool	SCAMT 99-1 A	5.650%	Matures 3/17/09	240,278
SP SIC Pool	SCCMT 1995-9 A	6.550%	Matures 10/7/07	294,036
SP SIC Pool	SLM Corp	4.000%	Matures 1/15/09	230,007
CDSIC	CCCIT 2000-A3 A3	6.875%	Matures 11/15/09	249,415
CDSIC	CCCIT 2003-A6 A6	2.900%	Matures 5/17/10	211,572
CDSIC	CIT Group Holdings	7.750%	Matures 4/2/12	54,513
CDSIC	CIT Group Inc	2.875%	Matures 9/29/06	29,058
CDSIC	Countrywide Home Loans	5.500%	Matures 2/1/07	52,840
CDSIC	Household Finance Corp	6.375%	Matures 11/27/12	20,818
CDSIC	Household Finance Corporation	5.750%	Matures 1/30/07	26,616
CDSIC	Intl Lease Finance	6.375%	Matures 3/15/09	80,379
CDSIC	National Rural Utilities	3.000%	Matures 2/15/06	65,987
CDSIC	Northern Trust Company	6.650%	Matures 11/9/04	79,726
CDSIC	Northern Trust Company	4.600%	Matures 2/1/13	38,499
CDSIC	SLM Corp	4.000%	Matures 1/15/09	67,085
CDSIC	WFNMT 2003-A2 A2	1.490%	Matures 5/15/12	131,099
Total credit card backed taxable bonds				**10,906,404**
SP SIC Pool	Fannie Mae	3.875%	Matures 3/15/05	345,092
SP SIC Pool	Fannie Mae	6.625%	Matures 10/15/07	1,404,627
SP SIC Pool	Federal Home Loan Bank	4.625%	Matures 4/15/05	794,894
SP SIC Pool	Federal National Mortgage Association 3.	3.500%	Matures 9/15/04	680,412
SP SIC Pool	FNMA Benchmark NTS	5.125%	Matures 2/13/04	194,018
SP SIC Pool	Freddie Mac	3.875%	Matures 2/15/05	493,570
SP SIC Pool	Freddie Mac	1.875%	Matures 1/15/05	480,214
SP SIC Pool	Tenn Valley Auth Global	6.375%	Matures 6/15/05	304,315
SP SIC Pool	United States Treasury	4.375%	Matures 5/15/07	605,263
SP SIC Pool	US Treasury NT/BD	1.250%	Matures 5/31/05	662,184
CDSIC	Fannie Mae	3.250%	Matures 8/15/08	399,171
CDSIC	Fannie Mae	5.125%	Matures 1/2/14	47,316
CDSIC	Fed Hm Ln Bk Bd	5.800%	Matures 9/2/08	342,956
CDSIC	Fed Natl Mortg Assn 407457	9.000%	Matures 6/1/17	10,128
CDSIC	FHLM Gold 30 YR TBA	6.000%	Matures 1/1/34	760,194
CDSIC	FHLMC 15 YR Gold E9-9933	5.000%	Matures 10/1/18	41,979
CDSIC	FHLMC 15 YR Gold E9-9966	5.000%	Matures 10/1/18	234,368
CDSIC	FHLMC 7YR Balloon M8-0714	5.000%	Matures 12/01/08	84,088
CDSIC	FHLMC Gold A1-4354	5.000%	Matures 10/1/33	363,902
CDSIC	FHLMC Gold b1-0343	5.000%	Matures 11/1/08	65,095
CDSIC	FHLMC Gold C2-8639	6.000%	Matures 7/1/29	30,638
CDSIC	FHLMC Gold C2-9471	6.000%	Matures 8/1/29	24,672
CDSIC	FHLMC Gold C3-2195	6.000%	Matures 10/1/29	6,487
CDSIC	FHLMC Gold C6-8205	7.000%	Matures 6/1/32	57,514
CDSIC	FHLMC Gold C6-8248	7.000%	Matures 6/1/32	34,498
CDSIC	FHLMC Gold E0-1137	6.000%	Matures 3/1/17	52,231
CDSIC	FHLMC Gold E8-8320	6.000%	Matures 3/1/17	127,833
CDSIC	FHLMC Gold E8-8578	6.000%	Matures 3/1/17	38,602
CDSIC	FNMA 15 YR 254720	4.500%	Matures 5/1/18	264,564
CDSIC	FNMA 15 YR 323322	6.000%	Matures 10/1/13	52,174
CDSIC	FNMA 15 YR 357280	6.500%	Matures 5/1/17	113,241
CDSIC	FNMA 15 YR 555301	5.500%	Matures 3/1/18	111,916
CDSIC	FNMA 15 YR 555349	5.500%	Matures 3/1/18	158,708
CDSIC	FNMA 15 YR 555526	5.500%	Matures 5/1/18	329,207

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of asset			Current value
CDSIC	FNMA 15 YR 663817	5.500%	Matures 12/1/17	139,358
CDSIC	FNMA 15 YR 665287	5.500%	Matures 10/1/17	8,166
CDSIC	FNMA 15 YR 686355	5.500%	Matures 3/1/18	7,974
CDSIC	FNMA 15 YR 689302	5.500%	Matures 2/1/18	3,468
CDSIC	FNMA 15 YR 740149	5.500%	Matures 9/1/18	2,781
CDSIC	FNMA 15 YR 746267	5.500%	Matures 10/1/18	75,334
CDSIC	FNMA 15 YR TBA	5.500%	Matures 1/1/18	263,370
CDSIC	FNMA 30 YR 254550	6.500%	Matures 12/1/32	26,447
CDSIC	FNMA 30 YR 421051	6.000%	Matures 4/1/28	23,116
CDSIC	FNMA 30 YR 431213	6.000%	Matures 6/1/28	21,505
CDSIC	FNMA 30 YR 432088	6.000%	Matures 7/1/28	3,092
CDSIC	FNMA 30 YR 439478	6.000%	Matures 8/1/28	1,550
CDSIC	FNMA 30 YR 504984	7.000%	Matures 8/1/29	4,914
CDSIC	FNMA 30 YR 650075	6.500%	Matures 7/1/32	80,084
CDSIC	FNMA 30 YR 683161	6.000%	Matures 2/1/33	57,227
CDSIC	FNMA 30 YR 711117	5.500%	Matures 10/1/33	145,614
CDSIC	FNMA 30 YR 747549	5.500%	Matures 11/1/33	12,615
CDSIC	FNMA 30 YR 747688	5.500%	Matures 11/1/33	319,102
CDSIC	FNMA 30 YR 747695	5.500%	Matures 11/1/33	47,723
CDSIC	FNMA 30 YR 756190	5.500%	Matures 12/1/33	22,307
CDSIC	FNMA 30 YR 756199	5.500%	Matures 12/1/33	131,717
CDSIC	FNMA 30 YR 756292	5.500%	Matures 12/1/33	30,032
CDSIC	FNMA 30 YR TBA	6.000%	Matures 1/1/33	506,691
CDSIC	Freddie Mac	6.250%	Matures 7/15/32	137,615
CDSIC	Freddie Mac	5.125%	Matures 7/15/12	156,693
CDSIC	GNMA 15 YR 587847X	4.000%	Matures 11/15/18	63,902
CDSIC	GNMA 15 YR 612372X	4.000%	Matures 11/15/18	116,836
CDSIC	GNMA 15 YR 623593X	4.000%	Matures 10/15/18	81,058
CDSIC	GNMA 15 YR 780766X	7.000%	Matures 3/15/13	27,025
CDSIC	GNMA 15 YR 781312X	7.000%	Matures 12/15/13	77,960
CDSIC	GNMA 30 YR 030596X	9.500%	Matures 8/15/09	3,028
CDSIC	GNMA 30 YR 034260X	9.500%	Matures 7/15/09	8,319
CDSIC	GNMA 30 YR 035820X	9.500%	Matures 10/15/09	9,944
CDSIC	GNMA 30 YR 334777X	7.500%	Matures 8/15/25	134
CDSIC	GNMA 30 YR 365471X	7.500%	Matures 10/15/25	4,308
CDSIC	GNMA 30 YR 379650X	7.500%	Matures 8/15/25	5,471
CDSIC	GNMA 30 YR 394440X	8.000%	Matures 7/15/25	7,854
CDSIC	GNMA 30 YR 402719X	7.500%	Matures 9/15/25	719
CDSIC	GNMA 30 YR 404210X	6.500%	Matures 7/15/28	5,951
CDSIC	GNMA 30 YR 404215X	6.500%	Matures 7/15/28	8,450
CDSIC	GNMA 30 YR 404229X	6.500%	Matures 7/15/28	10,849
CDSIC	GNMA 30 YR 404230X	6.500%	Matures 7/15/28	3,817
CDSIC	GNMA 30 YR 410041X	8.000%	Matures 6/15/25	4,712
CDSIC	GNMA 30 YR 413132X	7.500%	Matures 9/15/25	3,315
CDSIC	GNMA 30 YR 414058X	8.000%	Matures 7/15/25	4,312
CDSIC	GNMA 30 YR 414842X	7.500%	Matures 11/15/25	565
CDSIC	GNMA 30 YR 415757X	7.500%	Matures 11/15/25	1,385
CDSIC	GNMA 30 YR 418755X	7.500%	Matures 11/15/25	4,927
CDSIC	GNMA 30 YR 419865X	7.500%	Matures 11/15/25	698
CDSIC	GNMA 30 YR 467089X	6.500%	Matures 7/15/28	4,959
CDSIC	GNMA 30 YR 467094X	6.500%	Matures 7/15/28	4,243
CDSIC	GNMA 30 YR 469128X	6.500%	Matures 2/15/28	4,547
CDSIC	GNMA 30 YR 471719X	6.500%	Matures 7/15/28	8,992
CDSIC	GNMA 30 YR 486873X	6.500%	Matures 1/15/29	62,315
CDSIC	GNMA 30 YR 509123X	7.500%	Matures 1/15/30	14,896
CDSIC	GNMA 30 YR 525599X	7.500%	Matures 2/15/30	9,614
CDSIC	GNMA 30 YR 538819X	7.500%	Matures 3/15/31	14,836
CDSIC	GNMA 30 YR 564919X	7.500%	Matures 10/15/31	6,166
CDSIC	GNMA 30 YR 582171X	7.500%	Matures 6/15/32	7,955
CDSIC	GNMA 30 YR 780220X	7.500%	Matures 8/15/25	9,265
CDSIC	GNMA 30 YR 781129X	7.000%	Matures 11/15/28	64,788
CDSIC	GNMA 30 YR PLAT 781478X	7.500%	Matures 3/15/32	57,729
CDSIC	GNMA 30YR 408776X	7.500%	Matures 9/15/25	844
CDSIC	GNMA 30YR 413151X	7.500%	Matures 10/15/25	3,503
CDSIC	GNMA I TBA	5.500%	Matures 1/1/33	256,121
CDSIC	GNMA II 30 YR 003286M	6.500%	Matures 9/15/32	127,044
CDSIC	GNMA II 30 YR 003442M	5.000%	Matures 9/20/33	266,090
CDSIC	GNMA II TBA	5.500%	Matures 1/1/33	747,654
CDSIC	GNMA II TBA	6.000%	Matures 1/1/33	464,906
CDSIC	Govt Natl Mort Assn 20 YR 403337X	10.000%	Matures 3/15/15	13,551
CDSIC	Govt Natl Mort Assn 365324X	9.000%	Matures 4/15/25	2,150
CDSIC	Govt Natl Mort Assn 405829X	9.000%	Matures 1/15/25	744
CDSIC	Govt Natl Mortg Assn 030937X	9.500%	Matures 7/15/09	2,372
CDSIC	Govt Natl Mortg Assn 032836X	9.000%	Matures 9/15/09	152

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of asset			Current value
CDSIC	Govt Natl Mortg Assn 033287X	9.500%	Matures 8/15/09	248
CDSIC	Govt Natl Mortg Assn 1 295039X	9.500%	Matures 10/15/20	37
CDSIC	Govt Natl Mortg Assn 162659X	9.500%	Matures 10/15/19	337
CDSIC	Govt Natl Mortg Assn 163253X	9.500%	Matures 8/15/20	378
CDSIC	Govt Natl Mortg Assn 185467X	9.500%	Matures 2/15/19	838
CDSIC	Govt Natl Mortg Assn 203847X	9.500%	Matures 12/15/18	567
CDSIC	Govt Natl Mortg Assn 272790X	9.500%	Matures 2/15/19	2,756
CDSIC	Govt Natl Mortg Assn 277409X	9.500%	Matures 8/15/19	1,816
CDSIC	Govt Natl Mortg Assn 286907X	9.500%	Matures 10/15/20	1,504
CDSIC	Govt Natl Mortg Assn 287879X	9.500%	Matures 4/15/20	591
CDSIC	Govt Natl Mortg Assn 288487X	9.500%	Matures 9/15/20	508
CDSIC	Govt Natl Mortg Assn 291239X	9.500%	Matures 10/15/20	2,780
CDSIC	Govt Natl Mortg Assn 292445X	9.500%	Matures 9/15/20	1,395
CDSIC	Govt Natl Mortg Assn 294902X	9.500%	Matures 9/15/20	853
CDSIC	Govt Natl Mortg Assn 297473X	9.500%	Matures 10/15/20	112
CDSIC	Govt Natl Mortg Assn 354579X	9.000%	Matures 4/15/23	3,563
CDSIC	Govt Natl Mortg Assn 362313X	9.000%	Matures 7/15/24	1,231
CDSIC	Govt Natl Mortg Assn 389976X	9.000%	Matures 6/15/24	1,217
CDSIC	Govt Natl Mortg Assn 392381X	9.000%	Matures 6/15/24	913
CDSIC	Govt Natl Mortg Assn 392427X	9.000%	Matures 7/15/24	1,170
CDSIC	Govt Natl Mortg Assn 392712X	9.000%	Matures 11/15/24	87
CDSIC	Govt Natl Mortg Assn 394403X	9.000%	Matures 3/15/25	1,475
CDSIC	Govt Natl Mortg Assn 396494X	9.000%	Matures 1/15/25	1,687
CDSIC	Govt Natl Mortg Assn 401779X	9.000%	Matures 1/15/25	1,022
CDSIC	Govt Natl Mortg Assn 404683X	9.000%	Matures 9/15/24	217
CDSIC	Govt Natl Mortg Assn 405430X	9.000%	Matures 3/15/25	1,576
CDSIC	Govt Natl Mortg Assn 405784X	9.000%	Matures 10/15/24	1,496
CDSIC	Govt Natl Mortg Assn 405828X	9.000%	Matures 1/15/25	242
CDSIC	Govt Natl Mortg Assn 408092X	9.000%	Matures 2/15/25	479
CDSIC	Govt Natl Mortg Assn 780015X	9.000%	Matures 11/15/24	2,774
CDSIC	Govt Natl Mortg Assn 780074X	9.000%	Matures 12/15/22	10,714
CDSIC	Govt Natl Mortg Assn I 289379X	9.500%	Matures 8/15/20	73
CDSIC	Govt Natl Mortg Assn I 290226X	9.500%	Matures 9/15/20	101
CDSIC	Govt Natl Mortg Assn I 292918X	9.500%	Matures 9/15/20	674
CDSIC	Govt Natl Mortg Assn I 294738X	9.500%	Matures 9/15/20	2,225
CDSIC	Govt Natl Mortg Assn I 380673X	8.500%	Matures 12/15/24	1,634
CDSIC	Govt Natl Mortg Assn I 389628X	8.500%	Matures 10/15/24	3,119
CDSIC	Govt Natl Mortg Assn I 404122X	8.000%	Matures 7/15/25	5,366
CDSIC	Govt Natl Mortg Assn II 002038M	8.500%	Matures 7/20/25	1,074
CDSIC	Govt Natl Mortg Assn II 002271M	8.500%	Matures 8/20/26	3,050
CDSIC	Govt Natl Mortg Assn II 002306M	8.500%	Matures 10/20/26	9,518
CDSIC	Treasury Infl Indx	1.875%	Matures 7/15/13	395,567
CDSIC	United States Treasury	3.250%	Matures 5/31/04	260,777
CDSIC	United States Treasury	3.500%	Matures 11/15/06	536,702
CDSIC	US Treasury	6.250%	Matures 5/15/30	574,761
CDSIC	US Treasury	5.375%	Matures 2/15/31	49,356
CDSIC	US Treasury	5.000%	Matures 8/15/11	464,656
CDSIC	US Treasury	2.125%	Matures 8/31/04	752,655
CDSIC	US Treasury Bonds	7.250%	Matures 5/15/16	154,886
CDSIC	US Treasury Bonds	6.250%	Matures 8/15/23	231,581
CDSIC	US Treasury Bonds	6.000%	Matures 2/15/26	144,837
CDSIC	US Treasury Bonds	6.125%	Matures 11/15/27	172,215
CDSIC	US Treasury Notes	6.500%	Matures 8/15/05	971,782
CDSIC	US Treasury Notes	5.875%	Matures 11/15/04	637,005
CDSIC	US Treasury Notes	6.500%	Matures 11/15/26	207,809
CDSIC	US Treasury NT	4.250%	Matures 11/15/03	39,511
CDSIC	US Treasury NT	3.250%	Matures 8/15/07	1,089,050
CDSIC	US Treasury NT	4.750%	Matures 11/15/08	46,432
CDSIC	US Treasury NT	4.250%	Matures 8/15/13	131,627
Total government agency nontaxable bonds				**21,488,165**
SP SIC Pool	Govt Trust Cert Ser 2-F	zero coupon	Matures 5/15/04	217,715
Total government trust certificates				**217,715**
Bank of America 00-062	Wrap Agreement			(495,145)
CDC Financial Products, Inc.	Wrap Agreement			(495,144)
Rabobank JCPE100301	Wrap Agreement			(495,372)
State Street Bank *	Wrap Agreement			(1,029,122)
UBS AG – 3020	Wrap Agreement			(495,145)
Total wrap agreements				**(3,009,928)**
Participant Loans	Interest rates ranged from 5.00% to 5.25% charged during the Plan year.			**13,690,625**

(Continued)

ECKERD CORPORATION
401(K) SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of asset		Current value
Funds held with insurance companies			
Canada Life Assurance (P-50201)	Guaranteed Investment Contract	6.08%	1,353,474
Canada Life Assurance (P-50202)	Guaranteed Investment Contract	6.12%	1,339,416
Canada Life Assurance (P-50203)	Guaranteed Investment Contract	5.90%	1,327,800
GE Capital (GS - 3728)	Guaranteed Investment Contract	5.62%	932,490
GE Life & Annuity (GS - 3360)	Guaranteed Investment Contract	7.14%	1,511,209
GE Life & Annuity (GS - 3716)	Guaranteed Investment Contract	6.00%	1,049,685
GE Life & Annuity (GS - 3762)	Guaranteed Investment Contract	4.65%	657,048
GE Life & Annuity (GS - 3763)	Guaranteed Investment Contract	4.50%	655,706
Pacific Life - G-26604.01	Guaranteed Investment Contract	7.62%	1,461,494
Pacific Life - G-26604.02	Guaranteed Investment Contract	7.15%	1,421,726
Pacific Life - G-26604.04	Guaranteed Investment Contract	5.69%	1,295,596
Pacific Life - G-26604.05	Guaranteed Investment Contract	3.65%	1,907,752
Protective Life - GA-1799	Guaranteed Investment Contract	4.00%	1,428,064
Travelers - GR-17847	Guaranteed Investment Contract	6.25%	1,360,116
Travelers - GR-18305	Guaranteed Investment Contract	5.18%	772,698
Travelers - GR-18347	Guaranteed Investment Contract	5.13%	965,686
New York Life - 31116	Guaranteed Investment Contract	7.40%	1,483,506
New York Life - 31116-002	Guaranteed Investment Contract	7.27%	1,429,736
New York Life - 31116-003	Guaranteed Investment Contract	6.15%	1,356,336
New York Life - 31317	Guaranteed Investment Contract	5.73%	1,296,782
Metropolitan 25647	Guaranteed Investment Contract	7.16%	1,424,756
Monumental Life - SV - 04301Q	Guaranteed Investment Contract	3.00%	1,272,410
Total guaranteed investment contracts			27,703,487
Total investments			$ 511,345,298

*Party-in-interest transactions.
Note: Historical cost information is not provided as all investments are participant directed.
See accompanying report of independent registered public accounting firm.

Consent of Independent Registered Public Accounting Firm

The Eckerd Corporation
Eckerd Human Resources and Investment Committee:

We consent to the incorporation by reference in the registration statements (Nos. 33-24462, 22-56993, 33-59666, 333-33343-99, 333-73140) on Form S-8 of J.C. Penney Company, Inc. of our report dated June 18, 2004 relating to the statements of net assets available for benefits of the Eckerd Corporation 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits and related schedule for each of the years then ended, which report appears in the December 31, 2003 annual report on Form 11-K of the Eckerd Corporation 401(k) Savings Plan.

KPMG LLP
KPMG LLP

Tampa, Florida
June 24, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECKERD CORPORATION 401(k) SAVINGS PLAN

By: ______________________

Kenneth R. O'Leary
Vice President/Human Resources
Eckerd Corporation

June 24, 2004